Exhibit 99.1

Global Mofy Metaverse Limited Sets Up Subsidiary in California, USA to Expand Global Presence and Venture into Hollywood’s Digital Entertainment Market

Beijing, CHINA, Jan. 4, 2024 (GLOBE NEWSWIRE) -- Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (NASDAQ: GMM), a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry, today announced the registration of its subsidiary, Global Mofy Technology LLC, in California, the United States, aiming to expand its virtual content production business overseas, and to delve into the overseas short drama markets.

This strategic decision aligns with the Company’s global business strategy. Global Mofy Metaverse has been devoted to developing virtual technology solutions and delivering high-quality entertainment content worldwide. Establishing a subsidiary in the United States enables the Company to venture into the Hollywood market and actively participate in the digital entertainment landscape.

In recent years, the digital entertainment market in the United States has thrived, with the emergence of short dramas becoming a significant channel for the public to access entertainment content. Through strengthened collaborations with Hollywood, overseas production companies, and content platforms, Global Mofy Metaverse aims to deliver innovative contents, including short dramas, catering to the diverse needs of various regions and cultures. Furthermore, leveraging the company’s existing assets and technologies, Global Mofy Metaverse will continue to provide high-quality virtual technology production services to its overseas clients, encompassing areas such as film, television, short dramas, and mixed reality (MR).

Mr. Yang Haogang, CEO of the Company commented, “We are delighted to announce the establishment of our first overseas subsidiary in the United States. This is a vital step in our strategic development, enabling us to serve global clients better and enhance our competitiveness in overseas markets. We will rely on Global Mofy Metaverse’s advanced virtual technology solutions to subsequently provide comprehensive virtual technology services for clients in Hollywood and, indeed, worldwide, ushering in immersive audiovisual experiences for our global audience.”

About Global Mofy Metaverse Limited

Headquartered at Beijing, Global Mofy Metaverse Limited is a technology solutions provider engaged in virtual content production, digital marketing, and digital assets development for the metaverse industry. Utilizing its proprietary “Mofy Lab” technology platform which consists of cutting-edge three-dimensional (“3D”) rebuilt technology and artificial intelligence (“AI”) interactive technology, the Company creates 3D high definition virtual version of a wide range of physical world objects such as characters, objects and scenes which can be used in different applications such as movies, TV series, AR/VR, animation, adverting and gaming. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 7,000 high precision 3D digital assets. With its strong technology platform and industry track record, Global Mofy Metaverse is able to attract high-profile customers and earn repeat business. The Company primarily operates in three lines of business (i) virtual technology service, (ii) digital marketing, and (iii) digital asset development and others. For more information, please visit: www.globalmofy.cn/, ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Global Mofy Metverse Ltd.

Investor Relations Department

Email: ir@mof-vfx.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214